UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-5139
Central Maine Power Company

(Exact name of registrant as specified in its charter) 83 Edison Drive Augusta, Maine 04336 (207) 623-3521

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6% Preferred Stock (Par value $100)
Dividend Series Preferred Stock (Par value $100)
Senior Unsecured Debt

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐
Approximate number of holders of record as of the certification or notice date:
6% Preferred Stock (Par value $100) Dividend Series Preferred Stock (Par value $100) Senior Unsecured Debt		86 Holders 64 Holders 27 Holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Central Maine Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 15, 2005	By: /s/R. Scott Mahoney R. Scott Mahoney Vice President - Controller, Treasurer & Clerk